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                                                                    Exhibit 4.1


                                  AMENDMENT #1

This amendment dated February 1, 1996 shall serve as the 1st Amendment ("Amendment") to that certain agreement dated July 9, 1995 between Crush and RMI ("Agreement") wherein Crush and RMI desire to amend certain provisions of said Agreement as follows:

Crush, previously known as Crush Snowboard Products, Inc. is now Crush Innovative Sports Systems, Inc. and shall be defined as Crush and used herein.

PARAGRAPH 2. SECTION A. The following shall be added to the end of Paragraph 2 Section A. Consultant shall provide written monthly reports to Crush describing the cash position of the company as well as any material income and balance sheet modifications that may occur during said month. Consultant shall present such reports to the President and VP of Operations of Crush each month.

PARAGRAPH 2. SECTION C shall be deleted in its entirety and replaced with the following. Consultant will perform, provide direction and guidance in the accounting and bookkeeping functions, including but not limited to accounts payable, accounts receivable, inventory control, payroll and the like as necessary and in accordance with accounting standards for any similar publicly trading company.

The following section shall be added to Paragraph 2

SECTION D. SEC and Other Filing Requirements for Public Companies Consultant acknowledged and understands that Crush is now a publicly trading company on the NASDAQ Bulletin Board under the trading symbol PCIE. Consultant shall monitory, advise and direct Crush to insure that the proper regulatory filings and all legal and financial documents are filed with the proper reporting agencies as necessary for a publicly trading company.

PARAGRAPH 3. TIME REQUIREMENTS. The following sentence shall be added to Paragraph 3. Consultant shall use his reasonable best efforts to be at Crush's offices from 9:00 A.M. to 3:30 P.M. on Tuesday and Thursday of each week.

PARAGRAPH 4. COMPENSATION SECTION B shall be deleted in its entirety and replaced with the following: Crush and Consultant acknowledge that Crush has agreed to grant to Consultant 25,000 shares of PCIE stock (the "Earned Stock") for the services performed to date. Crush now wishes to provide Consultant with options to purchase additional shares of PCIE stock as follows. During the Term of the Agreement and prior to the expiration of termination thereof, Consultant shall have the option to purchase up to a maximum of 40,000 shares of PCIE stock ("Options") at an option price of $.66 per share. Said Options shall be earned and exercisable in 4 equal allocations of 10,000 shares at the end of each 3 month period from the date hereof until the termination of, or the expiration of the Agreement. Consultants' right to exercise any or all of such Options earned under the terms of the Agreement shall expire on July 31, 1997. The Earned Stock and any future Options earned by Consultant under the terms of the Agreement shall be subject to the restrictions as described in Paragraph 8 of this Amendment.
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PARAGRAPH 6. LENGTH OF AGREEMENT shall be deleted in its entirely and replaced with the following. The Term of the Agreement shall be for a period of 12 months commencing on the date hereof and shall be subject to the termination provisions described in Paragraph 7 of this Amendment.

PARAGRAPH 7 TERMINATION
A1) TERMINATION WITHOUT CAUSE
Crush shall have the right to terminate the Agreement without cause upon giving 60 days written notice ("Notice Period") to Consultant. Should Crush elect to terminate the Agreement without cause then Consultant shall be entitled to the Options Consultant would have earned on a prorated basis until Consultants services are terminated. For example; If Crush were to give notice to terminate the Agreement without cause in month 3 of the Term, Consultant's services would be terminated in month 5 and Consultant would be entitled to 5/12th's of the 40,000 Options or 16,667 Options. Consultant shall also be entitled to continue to receive the monthly retainer as described in Paragraph 4A of the Agreement until the Notice Period has expired and the Agreement is terminated.

A2) TERMINATION UPON ACQUISITION OR MERGER
Should Crush merge with, acquire, be acquired by or enter into a joint agreement with another company ("Merger") whereby Consultants services are no longer deemed necessary by Crush then Crush shall have the right to terminate the Agreement immediately. Should Crush so notify Consultant in writing of its desire to terminate the Agreement due to a Merger, then all of Consultants Options shall be fully earned and excecisable by Consultant at the time the Agreement is terminated.

B) TERMINATION WITH CAUSE
Should Crush terminate the Agreement in accordance with any of the following events then the number of Options Consultant shall have earned shall be determined at the time written notice is received to terminate.

EVENTS CAUSING TERMINATION The Agreement shall terminate upon the first of the following to occur:

B.1 On the date which Crush gives written notice to Consultant that the Agreement is being terminated by Crush for any of the following reasons:
B1.1 Any material breach or default by Consultant in the performance of Consultants duties or obligations under the Agreement, which breach or default is not cured within thirty days of written notice from Crush to Consultant, provided that if the material breach or default is of a nature that it cannot be cured within thirty days, then Crush shall not have the right to terminate the Agreement on such grounds so long as Consultant has commenced a good faith cure of such material breach or default and diligently prosecutes such cure to completion.
B1.2  The conviction of Consult of any criminal office.
B1.3 The date in which Crush and Consult agree in writing to terminate the Agreement.
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B1.4  Consultant's inability to perform Consultant's services due to a physical and/or mental condition for thirty or more days.

PARAGRAPH 8 RESTRICTION ON SELLING OF SHARES
Consultant agrees that Consultant will not have the right to sell any shares of Earned Stock or Options granted to Consultant while Consultant is providing services to Crush. Consultant further agrees that should Consultant or Crush terminate the Agreement, or after the expiration of the Agreement, in either case Consultant shall not be allowed to sell more than 5,000 shares of Earned Stock or Option stock in any one month. Crush agrees to use its best efforts to register under a form S-8 Registration the Earned Stock or any Options granted to Consultant within thirty days of the termination or expiration of the Agreement.

This Amendment #1 and the original Agreement constitute the entire Agreement as agreed to between Crush and Consultant and should there be any other written or verbal agreements that are in conflict with the Amendment or the Agreement then the terms of the Amendment and the Agreement shall prevail.

Agreed to Accepted
Crush Innovative Sports Systems Inc., A California Corporation



By:/s/ Richard W. Perkins
   ----------------------------------------------------
   Richard W. Perkins
   President

Agreed to and Accepted
Redfield Miller, Inc., A California Corporation


By:/s/  Edward Hanson
   ----------------------------------------------------
  Edward Hanson
  Executive Vice President